Filed by Meadowbrook Insurance Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ProCentury Corporation
Commission File No. 000-50641
Date: July 3, 2008
PROCENTURY CORPORATION
July 3, 2008
[Name]
[Address]
Dear Associate:
     As you are aware, ProCentury Corporation has entered into a merger agreement, pursuant to which ProCentury, subject to satisfaction of certain conditions, will be acquired by Meadowbrook Insurance Group, Inc. Under the terms of the merger agreement, at the effective time of the merger, shareholders of ProCentury will be entitled to receive, for each ProCentury common share, either $20.00 in cash or Meadowbrook common stock having a value of $20.00, subject to adjustment as described in more detail in the Joint Proxy Statement-Prospectus attached as Exhibit A to this letter (which includes a copy of the merger agreement). In addition, all unvested options to purchase ProCentury common shares and restricted ProCentury common shares will be deemed to have vested in full as of ten days prior to the effective time of the merger, subject to such merger becoming effective.
     As you know, you are the holder of stock options granted by ProCentury under the ProCentury Corporation 2004 Stock Option and Award Plan. These options entitle you to purchase the number of common shares of ProCentury at the exercise prices specified on Exhibit B to this letter. At any time prior to the effective time of the merger, you may elect to exercise your vested options, pay the exercise price, satisfy any applicable federal, state and local tax withholding obligations and receive the ProCentury common shares issuable upon exercise in accordance with your option agreement. In addition, the merger agreement provides that holders of ProCentury options have the following additional alternatives with respect to their options (whether vested or unvested) in connection with the merger:
     1. Option Cash-Out and Release Agreement: You may enter into the Option Cash-Out and Release Agreement (the “Cash-Out Agreement”) attached hereto as Exhibit C to receive, subject to the closing of the merger, a cash payment in exchange for the cancellation of all of your options outstanding immediately prior to the effective time of the merger (whether vested or unvested) in an amount, without interest and less any applicable federal, state and local tax withholding, equal to the product of (a) the excess, if any, of $20.00 over the exercise price per common share subject to the option and (b) the total number of common shares underlying that option immediately prior to the effective time of the merger (the “Cash-Out Alternative”). To receive this amount, you must accept the terms of the Cash-Out Agreement, including a release of any and all claims relating to all of your options. The Cash-Out Agreement is expressly conditioned upon the effectiveness of the merger and if and until such effectiveness, you will have no rights or obligations under the Cash-Out Agreement and your options will remain subject to their original vesting schedules. To select the Cash-Out Alternative with respect to your options to purchase ProCentury common shares, you should complete, sign and return the Cash-Out Agreement to ProCentury prior to July 15, 2008 and as further described in the Cash-Out Agreement.

     2. Conditionally Exercise Vested and Unvested Options and Receive Merger Consideration for Acquired Shares: As noted above, all of your unvested options will be deemed to be fully vested as of ten days prior to the effective time of the merger and, as of such time, you will also be able to exercise, subject to the closing of the merger, any unvested portion of your options, pursuant to the Conditional Exercise Form attached hereto as Exhibit D (the “Conditional Exercise Alternative”). You may also use the Conditional Exercise Form to contingently exercise your options that are already vested, so that exercise will only be effective if the merger occurs. Once you receive the ProCentury common shares for which your options have been exercised, you will have the same rights as all other ProCentury shareholders to elect to receive cash or stock merger consideration at the effective time of the merger in exchange for such shares pursuant to the Election Form attached hereto as Exhibit E. Your election will also be subject to the proration provisions in the merger agreement, which limit the aggregate amount of cash and stock that is available as merger consideration, and, accordingly, you may not receive the form of consideration that you elect. To select the Conditional Exercise Alternative with respect to your options to purchase ProCentury common shares, you should (a) complete, sign and return the Conditional Exercise Form to ProCentury prior to July 15, 2008 and as further described in the Conditional Exercise Form and (b) complete, sign and return the Election Form to ProCentury prior to July 24, 2008.
     You should read the Joint Proxy Statement-Prospectus attached as Exhibit A, which fully describes, among other matters, the merger, the merger consideration and certain risks related to the transaction and the Meadowbrook common stock you may receive as a ProCentury shareholder, before making your decision as to whether to chose the Cash-Out Alternative or the Conditional Exercise Alternative.
     If you do not properly elect either the Cash-Out Alternative or the Conditional Exercise Alternative, your options will terminate at closing and you will receive no payment or other consideration for such options.
     If the closing does not occur, you will have no rights or obligations under any Cash-Out Agreement. In addition, if the closing does not occur, any accelerated vesting of your options triggered by the merger, or exercise election permitted as a result of such accelerated vesting, will be undone and your options will continue to vest in accordance with the schedule contained in your option agreement.
     If you have any questions regarding your options and the impact of the merger, please contact Erin West at (614) 895-2000.
Sincerely,
ProCentury Corporation

Additional Information about the Proposed Merger
The proposed merger will be submitted to Meadowbrook’s and ProCentury’s shareholders for their approval. Meadowbrook has filed a registration statement and Meadowbrook and ProCentury has filed a definitive joint proxy statement-prospectus, and both companies will file other relevant documents with the Securities and Exchange Commission (the “SEC”). You are urged to read the registration statement and joint proxy statement-prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You can obtain a free copy of the registration statement and joint proxy statement-prospectus, as well as other filings containing information about Meadowbrook and ProCentury, at the SEC’s website (http://www.sec.gov). You can also obtain these documents, free of charge, by accessing Meadowbrook’s website (http://www.meadowbrook.com), or by accessing ProCentury’s website (http://www.procentury.com).

Meadowbrook and ProCentury and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Meadowbrook and/or ProCentury in connection with the proposed merger. Information about the directors and executive officers of Meadowbrook is set forth in the proxy statement for Meadowbrook’s 2008 annual meeting of shareholders, as filed with the SEC on March 26, 2008. Information about the directors and executive officers of ProCentury is set forth in the proxy statement for ProCentury’s annual report on Form 10-K, as filed with the SEC on March 17, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement-prospectus. You may obtain free copies of these documents as described above.

OPTION CASH OUT AND RELEASE AGREEMENT
***TO BE COMPLETED BY OPTION HOLDERS SELECTING THE CASH-OUT ALTERNATIVE***
     Subject to and conditioned upon the consummation of the proposed acquisition of ProCentury Corporation (“ProCentury”) by Meadowbrook Insurance Group, Inc. (“Meadowbrook”) pursuant to the Agreement and Plan of Merger, dated February 20, 2008, as amended, by and between ProCentury, Meadowbrook and MBKPC Corp. (the “Transaction” and the effective time of the Transaction, the “Effective Time”), with respect to all of your option(s) to purchase ProCentury common shares from ProCentury that are outstanding immediately prior to the Effective Time (whether vested or unvested) (the “Options”) under the ProCentury Corporation 2004 Stock Option and Award Plan (the “Option Plan”), you acknowledge and agree as follows:
     1. You hereby elect to cancel the Options in exchange for the right to receive a single lump sum cash payment equal to the product of (a) the number of ProCentury common shares subject to all of your Options that are outstanding immediately prior to the Effective Time and (b) the excess, if any, of $20.00 over the applicable exercise price per common share of each such Option (the “Option Cash Payment”). The Option Cash Payment is without interest and less any amount withheld to satisfy applicable federal, state and local tax law withholding requirements.
     2. Effective as of the Effective Time, the Options shall be deemed terminated, and you hereby relinquish all rights currently or hereafter existing under the Options (whether vested or unvested) to acquire any common shares of ProCentury or rights in respect of ProCentury common shares, and will be entitled only to the Option Cash Payment, which will be delivered to you at the address indicated below. For tax purposes, the cash-out of the Options will occur at the Effective Time.
     3. Effective as of the Effective Time, you, for yourself and on behalf of your heirs, legal representatives, administrators, executors, successors, assigns, spouses, partners and beneficiaries, hereby release absolutely and forever discharge Meadowbrook, MBKPC Corp., ProCentury, and each of their respective individual, joint or mutual, past, present and future representatives, parent companies, affiliates, shareholders, directors, officers, employees (both current and former), partners, controlling persons, subsidiaries, insurers, attorneys, successors and assigns (individually, a “Releasee” and collectively, the “Releasees”) from any and all claims, demands, proceedings, causes of action, complaints, grievances, orders, obligations, damages, costs, injuries, interest, contracts, agreements, debts, liens, charges, liabilities, attorneys’ fees and expenses and other legal responsibilities, whatsoever, whether in law or equity, whether known or unknown, suspected or unsuspected (collectively, “Claims”), relating to the Options (whether vested or unvested), including all Options with an exercise price greater than $20.00 per common share, and any and all rights under the Option Plan and any other plans, programs, arrangements or agreements providing for the issuance or grant of any other interest with respect to, or any securities in, ProCentury or any of its subsidiaries. You hereby irrevocably covenant and agree to refrain from, directly or indirectly, asserting any Claim, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter released hereby.
     4. You agree that the transactions contemplated herein do not in any way terminate, limit or otherwise restrict any of your duties and obligations under any nondisclosure, confidentiality, non-competition and/or other agreement to which you are a party with ProCentury, and any such nondisclosure, confidentiality, non-competition and/or other agreement shall hereafter remain in full force and effect in accordance with their terms, except as expressly modified by this agreement.
     5. ProCentury, Meadowbrook and/or MBKPC Corp. shall be entitled to deduct and withhold from the Option Cash Payment otherwise payable pursuant to this agreement, such amounts, if any, as are required to be deducted or withheld under any provision of U.S. federal tax law, or any provision of state, local or foreign tax law, with respect to the making of such payment. Amounts so withheld shall be treated for all purposes of this agreement as having been paid to you in respect of which such deduction or withholding was made.
     6. If any provision of this agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this agreement will remain in full force and effect. Any provision of this agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
     7. You hereby agree that ProCentury may terminate and/or amend the agreements you have entered into with ProCentury providing for the grant of the Options and the Option Plan, as necessary, to give effect to the provisions of this agreement.
     8. This agreement shall be construed under the laws of the State of Ohio and may not be amended without your consent and the prior written consent of ProCentury.
     9. This agreement may be executed in counterparts, which together shall constitute one and the same agreement.
[Signature Page Follows]

[Cash-Out Agreement Signature Page]
     If you agree with the terms and conditions set forth above in this agreement, please complete and sign below and return this agreement and, to the extent available, your stock option agreement or other document evidencing the Options. If you have properly completed, signed and returned this agreement, a copy of this agreement, signed by ProCentury, will be mailed to you at the address below. If you do not receive a copy of this agreement, complete with ProCentury’s signature, by July 21, 2008, please contact Erin West at 614-895-2000. You should not consider your election to be valid until you have received a fully signed copy of this agreement.

PROCENTURY CORPORATION

By:

Name:

Title:

ACCEPTED BY OPTION HOLDER:

Signature	Address:

Name:

Date:	Social Security Number:

SUBSTITUTE W-9 FORM (Must be signed or taxes will be withheld from payment.)
Under penalties of perjury, I certify that (1) the number shown below is my correct Tax Identification Number: and (2) I am not subject to backup withholding either because of (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including Resident Alien).

Tax Identification Number/Social Security Number of Holder:

Name of Holder:	Date:

By:

Name:

RETURN IN PERSON OR BY MAIL TO THE FOLLOWING ADDRESS NO LATER THAN JULY 15, 2008:
ProCentury Corporation
465 Cleveland Avenue
Westerville, Ohio 43082
Attn: Erin West

CONDITIONAL EXERCISE FORM
***TO BE COMPLETED BY OPTION HOLDERS SELECTING THE CONDITIONAL EXERCISE ALTERNATIVE***
     Subject to and conditioned upon the consummation of the proposed acquisition of ProCentury Corporation (“ProCentury”) by Meadowbrook Insurance Group, Inc. (“Meadowbrook”) pursuant to the Agreement and Plan of Merger, dated February 20, 2008, as amended, by and between ProCentury, Meadowbrook and MBKPC Corp. (the “Transaction”), the undersigned conditionally exercises his or her right to purchase from ProCentury the following number of ProCentury common shares pursuant to the following options to purchase common shares from ProCentury under the ProCentury Corporation 2004 Stock Option and Award Plan (the “Options”):

Option Award	Number of Shares	Exercise Price Per	Aggregate Exercise
Date	Exercised	Share	Price

		Total Exercise Price	$

     In connection with the foregoing, the undersigned further acknowledges and agrees as follows:
1. The contingent exercise of the Options pursuant to this Conditional Exercise Form shall be deemed to occur on the date that is the later of (i) the date 10 days prior to the effective date of the Transaction and (ii) the date of execution of this Conditional Exercise Form; provided that it is received by ProCentury prior to the consummation of the Transaction.
2. The undersigned shall pay the Total Exercise Price identified above by:

☐	enclosed cash.
☐	enclosed check, payable to ProCentury Corporation.
☐	cash-less exercise, in which a number of shares will be withheld by ProCentury equal in value to the Total Exercise Price.
3. The exercise of Options pursuant to this Conditional Exercise Form is subject to and conditioned upon the completion of the Transaction. If the Transaction is not completed, all Options will remain subject to their original vesting schedules, the Options conditionally exercised pursuant to this Conditional Exercise Form will not be deemed exercised and will remain outstanding in accordance with their terms and any payment made by cash or check pursuant to Section 2 above shall be promptly returned to the undersigned.
     If you agree with the terms and conditions set forth above in this Conditional Exercise Form, please complete and sign below and return this Conditional Exercise Form as instructed below.

Signature	Address:

Name:

Date:	Social Security Number:

RETURN IN PERSON OR BY MAIL TO THE FOLLOWING ADDRESS NO LATER THAN JULY 15, 2008:
ProCentury Corporation
465 Cleveland Avenue
Westerville, Ohio 43082
Attn: Erin West

ELECTION FORM
***TO BE COMPLETED BY OPTION HOLDERS SELECTING THE CONDITIONAL EXERCISE ALTERNATIVE***
     If you have selected the Conditional Exercise Alternative, please complete the attached Election Form and return it (along with your signed Conditional Exercise Form) in person or by mail to the following address no later than July 24, 2008:
ProCentury Corporation
465 Cleveland Avenue
Westerville, Ohio 43082
Attn: Erin West
     You will note that the Election Form states that it should be returned to LaSalle Bank National Corporation. Please ignore this instruction with respect to your contingently exercised Options and return the Election Form to ProCentury Corporation as described above.